

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 8, 2013

Via E-Mail
Christopher A. Lien
Chief Executive Officer
Marin Software Incorporated
123 Mission Street, 25th Floor
San Francisco, CA 94105

>   **Re: Marin Software Incorporated**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed on March 4, 2013**
>   **File No. 333-186669**

Dear Mr. Lien:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Unless otherwise noted, where prior comments are referred to they refer to our letter dated March 1, 2013.

Management's Discussion and Analysis of Financial Condition and Results of Operation

Liquidity and Capital Resources, page 60

1.   We note revenue generated from your international operations increased significantly in 2012. We further note your added disclosure on page F-28 where you state that you intend to reinvest indefinitely certain of the cumulative earnings from your foreign subsidiaries. In light of this growth in your international operations please tell us your consideration for disclosing the amount of cash and cash equivalents held by foreign subsidiaries where earnings are considered permanently reinvested and the impact this may have on the company's liquidity. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350. Further, please consider presenting a separately captioned risk factor expanding your financial and operational risk disclosures related to restrictions on repatriation of earnings.

Executive Compensation

2012 Summary Compensation Table, page 104

2.   Briefly describe the basis for the variances in awards of options among the named executive officers. Please refer to the introductory language to paragraph (o) of Item 402 of Regulation S-K.

You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Ivan Griswold, Staff Attorney, at (202) 551-3853 or me at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: Via E-Mail
Rashmi Garde, Marin Software Incorporated
Jeffrey R. Vetter, Fenwick & West LLP
Michael Brown, Fenwick & West LLP